EXHIBIT A

PHILADELPHIA INVESTMENT PARTNERS NEW GENERATION FUND

PROSPECTUS

April ___ , 2011

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Page

INVESTMENT GOALS

1

FEES AND EXPENSES OF THE FUND

1

PORTFOLIO TURNOVER

2

PRINCIPAL INVESTMENT STRATEGIES

2

PRINCIPAL RISKS

6

PERFORMANCE INFORMATION

9

MANAGEMENT

9

PURCHASE AND SALE OF FUND SHARES

9

TAX INFORMATION

9

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

10

PRINCIPAL INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

10

YOUR INVESTMENT

14

DISTRIBUTIONS AND TAXES

26

INVESTMENT GOALS

The investment objective of Philadelphia Investment Partners New Generation Fund (the “Fund”) is long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund.  More information about these and other discounts is available from your financial professional and in the “Sales Loads” section on page 20 of the Fund’s prospectus and on page 31 of the Fund’s Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%
Maximum Deferred Sales Charge (Load)	None
Redemption Fee (imposed only if redemption occurs within 60 days of initial purchase, applied as a percentage of amount redeemed)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.49%
Distribution (12b-1) Fees	None
Other Expenses:[1]	1.38%
– Shareholder Service Fees	0.25%
– Dividend Expense on Securities Sold Short and Interest Expense on Borrowings	0.03%
– Remainder of Other Expenses	1.10% ______
Total Annual Fund Operating Expenses	2.87%
Fee Reduction and/or Expense Reimbursement[2]	0.91%
Total Annual Fund Operating Expenses After Fee Reduction and Expense Reimbursement	1.96%

1  Based on estimated amounts for the Fund’s current fiscal year.

2  The Adviser, has contractually agreed to reduce its fees and/or reimburse expenses in order to limit the Fund’s Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, acquired fund fees and expenses, short sale dividends and financing costs associated with the use of the cash proceeds on securities sold short, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to an annual rate of 1.96% of the Fund’s average net assets.  To the extent that the Fund incurs any excluded expenses, the net expenses will exceed 1.96%.  This expense limitation agreement will have a term ending one (1) year after the effective date of the Fund’s registration statement on Form N-1A (i.e., until April ___ , 2012).  To the extent that the Adviser reduces its fees and/or reimburses expenses to satisfy the expense limitation, it may seek repayment of a portion or all of such amounts at any time within three years after such amounts were reduced or reimbursed, subject to the 1.96% expense cap.  This expense limitation agreement may be terminated prior to April ___ , 2012 only with the consent of the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$665	$1,240

PORTFOLIO TURNOVER

The Fund pays transaction costs such as commissions when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance.

PRINCIPAL INVESTMENT STRATEGIES

The investment objective of the Fund is long-term capital appreciation.  The Fund seeks to achieve its investment objective by establishing long and short positions in equity securities of domestic and foreign companies.

The Fund intends to maintain a net long exposure (the market value of long positions minus the market value of short positions) of approximately 100%.  The Fund generally will hold long positions equal in value to approximately 130% of its assets and short positions equal in value to approximately 30% of its assets, but may vary from these targets, depending on the relative performance of the Adviser’s securities selections and the availability of attractive investment opportunities.  The proceeds from the short sales may be used to purchase all or a portion of the additional 30% of the Fund’s long positions.  Accordingly, under normal market conditions, the Fund’s long positions may range from 120% to 140% and its short positions may range from 20% to 40% of its assets.

In making investment decisions for the Fund, the Adviser utilizes a bottom-up approach that focuses on the individual strengths of the underlying companies and the relative and absolute attractiveness of the companies’ stocks.  The Adviser will take a long position when it has determined the security to be either undervalued or perceived to be an out-performer relative to the market.  The Adviser will take a short position in a security when it has determined the security to be either overvalued or a perceived underperformer relative to the market.  When the Adviser determines that the value of the long or short position is no longer valid, the Adviser will either reduce or remove the position entirely from the portfolio.

Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer.  Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer.  Equity securities consist of common stocks, preferred stocks, convertible securities, and warrants.

The Fund may invest in exchange-traded mutual funds (“ETFs”), including ETFs that hold portfolios of securities that closely track the price performance and dividend yield of various indices, and actively managed ETFs.

Under normal market conditions, the Fund intends to invest approximately 75% of its assets in U. S. companies with the remaining 25% being invested in equity securities of non-U. S. companies ..  With respect to its investments in U. S. companies, the Fund intends to invest at least 60% of such assets in U. S. large cap companies (which are companies that the Adviser believes have a market capitalization of at least $10 billion).  The Fund will invest its remaining assets allocated to U. S. companies in U. S. mid cap or small cap companies (which are companies that the Adviser believes have a market capitalization of less than $10 billion).  Of those assets invested in U. S. mid cap or small cap companies, the Fund may invest up to 5% in U. S. micro cap companies (which are companies that the Adviser believes have a market capitalization of less then $1 billion).  With respect to its investments in the equity securities of non-U. S. companies, the Fund may invest directly in such foreign securities.   The Fund may also invest in sponsored American Depository Receipts (“ADRs”) and ETFs to gain exposure to non-U. S. markets.   The Fund will gain exposure to non-U. S. markets using ETFs that track a foreign index or securities within a particular country or region.

As market conditions change, the securities held in the Fund may vary significantly.  The Fund may purchase and sell options, both for hedging and for speculative purposes.  Further, the Fund may purchase and sell put and call options on (i) individual equity securities, (ii) aggregates of equity securities or (iii) equity securities indices and other financial indices.  These may include options traded on national securities exchanges or quoted on NASDAQ.

In attempting to respond to unusual or adverse market, economic, political or other conditions, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment objective.  As a result of taking such temporary defensive positions, the Fund may not achieve its investment objective.  The Fund may hold cash or invest in cash equivalents for short-term investments.  Although the Fund would do this for temporary defensive purposes, or for monies awaiting investment in portfolio securities, it could reduce the benefit from any upswing in the market.

Short sales are intended to allow the Fund to earn returns on securities the Fund’s Adviser believes will underperform and are intended to allow the Fund to maintain additional long positions while keeping the Fund’s net exposure at a level similar to a “long only” strategy.  As a result, the Fund intends to maintain a net long exposure (the market value of long positions minus the market value of short positions) of approximately 100%.

A short sale is a transaction in which the Fund sells securities it has borrowed in anticipation of a decline in the market price of the securities.

The Fund will engage in active and frequent trading.

PRINCIPAL RISKS

General Risks.  An investment in the Fund is not a bank deposit.  It is not insured or guaranteed by the FDIC or any other government agency.  It is not a complete investment program.  The value of your investment in the Fund will fluctuate, sometimes dramatically, which means you could lose money.  The following is a summary description of certain risks of investing in the Fund.

Market Risk.  The prices of securities held by the Fund may decline in response to certain events, including events in the stock market generally or that are specifically related to a particular company; changing economic conditions, including changes in interest rates; industry and company conditions; changing technology and competition; inability to consistently select securities that appreciate in value, or anticipate changes that can adversely affect the value of the Fund’s holdings.

Risk of Short Sales ..  If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss.  The Fund will have substantial short positions and must borrow those securities to make delivery to the buyer.  The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions before it had intended to do so.  Thus, the Fund may not be able to successfully implement its short sale strategy due to limited availability of desired securities.  The Fund will be required to pay a premium and other transaction costs, which would increase the cost of the security sold short.  The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.  Until the Fund replaces a borrowed security, it is required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund’s short position.  Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets.  The Fund’s ability to access the pledged collateral may also be impaired in the event the broker fails to comply with the terms of the contract.  In such instances the Fund may not be able to substitute or sell the pledged collateral.  Additionally, the Fund must maintain sufficient liquid assets (less any additional collateral pledged to the broker), marked-to-market daily, to cover the short sale obligations.  This may limit the Fund’s investment flexibility, as well as its ability to meet redemption requests or other current obligations.  Because losses on short sales arise from increases in the value of the security sold short, such losses are theoretically unlimited.

Leverage Risk.  By investing the proceeds received from selling securities short, the Fund could be deemed to be facing special risks.  This technique may increase the Fund’s exposure to long equity positions and make any change in the Fund’s net asset value greater than it would be without the use of such a technique.  This could result in increased volatility of returns.  There is no guarantee that the Fund will thus indirectly leverage its portfolio, or if it does, that the Fund’s strategy will be successful.

Risks of Equity Securities.  There are risks associated with the Fund’s investments in equity securities.  Common stocks represent an equity or ownership interest in an issuer and are subject to market risks that may cause their prices to fluctuate over time.  Preferred stocks represent an equity or ownership interest in an issuer that typically pays dividends at a specified rate and that has priority over common stock in the payment of dividends and in liquidation.  If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline.  Different types of investments tend to shift into and out of favor with investors depending on changes in market and economic conditions.  Although stocks may outperform other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term.  These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information.  Securities that can be converted into common stock, such as certain securities and preferred stock, are subject to the usual risks associated with fixed income investments, such as interest rate risk and credit risk. In addition, because they react to changes in the value of the equity securities into which they will convert, convertible securities are also subject to the risks associated with equity securities.  The purchase of warrants involves the risk that the Fund could lose the purchase value of a warrant if the right to subscribe to additional shares is not executed prior to the warrant’s expiration.  Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.

Large Cap Stock Risk .  By investing in large capitalization stocks, the Fund may underperform a fund that invests primarily in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Mid-Cap, Small Cap and Micro Cap Risk .  To the extent the Fund invests in micro cap, small and midsize companies, it will be subject to additional risks because the earnings and revenues of these companies tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies.  The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the Fund’s ability to sell these securities.  The prices of small-cap and micro-cap company securities may fall regardless of trends in the broader markets.

Foreign Securities.  The Fund also invests in foreign securities (either directly or indirectly through the purchase of ADRs or ETFs) which may impact the volatility of the Fund due to certain events such as economic or political instability, currency fluctuations, and the difficulties associated with receiving or interpreting financial and economic information, possible imposition of taxes, higher brokerage and custodian fees, and possible currency exchange controls or other government restrictions, including possible seizure or nationalization of foreign deposits or assets.

Regulatory Risk.  Regulatory authorities in the United States or other countries may restrict the ability of the Fund to fully implement its short-selling strategy, either generally, or with respect to certain industries or countries, which may impact the Fund’s ability to fully implement its investment strategies.

Investments in A DRs .   ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation.   ADRs may entail the special risks of international investing, including currency exchange fluctuations, governmental regulations, and the potential for political and economic instability.

Investments in E TFs .  The Fund may purchase shares of ETFs to gain exposure to a particular portion of the market while awaiting an opportunity to purchase securities directly.   When the Fund invests in an ETF, in addition to directly bearing the expenses associated with its own operations, it will bear a pro rata portion of the ETF’s expenses.  Therefore, it may be more costly to own an ETF than to own the underlying securities directly.  In addition, while the risks of owning shares of an ETF generally reflect the risks of owning the underlying securities the ETF is designed to track, l ack of liquidity in an ETF can result in its value being more volatile than the underlying portfolio securities.

Options Risks .  The Fund may lose money using options, regardless of the purpose for using such instruments.  Using options may increase the volatility of the Fund’s net asset value and may involve a small investment relative to the risk assumed.

Cash and Other Short-Term Investments.  The Fund may hold cash or invest in cash equivalents for short-term investments.  Although the Fund would do this for temporary defensive purposes, or for monies awaiting investment in portfolio securities, it could reduce the benefit from any upswing in the market and could result in the Fund not achieving its objective.

Lack of Experience of the Investment Adviser.  The Adviser has no prior experience as an investment adviser to a mutual fund registered under the Investment Company Act of 1940, as amended.

PERFORMANCE INFORMATION

As a new Fund, the Fund has not commenced operations, and does not have a performance history.  Performance information will be available after a full calendar year of operations.  The information presented at that time will indicate the risks of an investment in the Fund by comparing the Fund’s performance with the S & P 500 Index, a broad measure of market performance.

MANAGEMENT

Investment Adviser

The investment adviser to the Fund is Philadelphia Investment Partners, LLC.

Investment Manager

Peter C. Zeuli, the President of Philadelphia Investment Partners, LLC is the portfolio manager responsible for the day-to-day management of the Fund’s portfolio.  Mr. Zeuli founded Philadelphia Investment Partners, LLC in early 2000.

PURCHASE AND SALE OF FUND SHARES

The minimum initial investment is $2,500 and $1,000 for individual retirement accounts.  The minimum for subsequent investments is $100.  The Fund may accept investments of smaller amounts at its discretion.  You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange (the “NYSE”) is open for business (a “Business Day”) .  Generally, purchase and redemption requests received in good order will be processed at the net asset value next calculated after the request is received.

You may redeem shares in writing, or by telephone, wire or TeleTransfer, or automatically by contacting Mutual Shareholder Services, LLC at 1 (888) 686-2729 or 800 Town Centre Drive, Suite 400, Broadview Heights, OH 44147.

TAX INFORMATION

The dividends and distributions made by the Fund are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase shares through a broker-dealer or other financial intermediary (such as a bank), the Fund may pay the intermediary shareholder services fees for the sale of the Fund’s shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

PRINCIPAL INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Principal Investment Strategy

The investment objective of the Fund is long-term capital appreciation.  The Fund seeks to achieve its investment objective by establishing long and short positions in equity securities of domestic and foreign companies.

The Fund’s investment objective is non-fundamental and may be changed without shareholder approval.  However , the Fund will not change its investment objective without providing the shareholders with at least 60 days prior written notice.

In making investment decisions for the Fund, the Adviser utilizes a bottom-up approach that focuses on the individual strengths of the underlying companies and the relative and absolute attractiveness of the companies’ stocks.  Using a proprietary model, the Adviser first employs a quantitative method of analysis based on four broad categories: growth; valuation; behavioral; and risk.  The Adviser seeks to maximize return while minimizing the risk assumed by the Fund by utilizing a dynamic weighting scheme to calculate a security’s risk-adjusted return as compared to other securities, and balancing the effect a purchase or sale of a security against diversification and risk management constraints of the Fund’s portfolio.  The Adviser makes decisions to buy and sell securities according to this model.

The assets not invested in U. S. companies (i.e., no more than 25% of Fund assets) will be invested in equity securities of non-U. S. companies ..  At least 80% of the assets invested in non-U. S. equities will be invested in ADRs and ETFs.  The Adviser has complete flexibility in allocating and reallocating Fund assets.

When the Adviser takes a long position in a security, it purchases the security outright.  The portfolio benefits from a long position when the security held long appreciates.  The Adviser will take a long position when it has determined the security to be either undervalued or perceived to be an out-performer relative to the market.  When the Adviser determines that the value of the long position is no longer valid, the Adviser will either reduce or remove the position entirely from the portfolio.

When the Adviser takes a short position in a security, it sells a security that it has borrowed.  The portfolio benefits from a short position when the security sold short declines in price.  The Adviser will take a short position in a security when it has determined the security to be either overvalued or a perceived underperformer relative to the market.  When the Adviser determines that the value of the short position is no longer valid, the Adviser will remove the security from the portfolio.  In order to remove the short position from the portfolio the Adviser must complete the short sale transaction.  The transaction is completed when the Adviser returns the borrowed shares to the lender.  This is accomplished in the open market with the Adviser buying back or “covering” equal amount of shares in same security.  With the proceeds from the positions sold short, the Adviser will purchase an equal amount of additional long positions.  The combination of a leveraged long side and a smaller percentage of short positions will result in a portfolio being approximately net 100% long.

The Fund is anticipated to generally have high portfolio turnover rates — as is typical of equity long/short strategies.  While there is generally no pre-established maximum holding period for any position (equity-related or otherwise), the Adviser generally expects that most of the Fund’s positions will be held approximately one (1) month or longer.

The Fund has the authority to borrow at market interest rates from a bank in anticipation of additional shareholder investments, to manage redemptions, and may do so when deemed appropriate by the Adviser.

Cash Investments for Temporary Defensive Purposes.  The Fund may hold cash or invest in cash equivalents for short-term investments.  Although the Fund would do this for temporary defensive purposes, or for monies awaiting investment in portfolio securities, it could reduce the benefit from any upswing in the market.  As a result of such short-term investments, the Fund may not achieve its investment objective.  Among the cash equivalents in which the Fund may invest are: obligations of the U. S.  Government, its agencies or instrumentalities (e.g., U. S. Government Securities; U. S. Treasury Bills); commercial paper; and repurchase agreements, money market mutual funds, and certificates of deposit and bankers’ acceptances issued by domestic branches of U. S. banks that are members of the Federal Deposit Insurance Corporation.  In fact, if the Adviser believes that there is not sufficiently good value in any securities suitable for investment of the Fund’s capital, all such capital may be held in cash and cash equivalents.

Benchmark.  The Fund’s primary benchmark will be the S & P 500 Index.  Such benchmark is subject to change in the Fund’s sole discretion.  Shareholder will be notified in writing of any changes in the Fund’s primary benchmark.

Investment Risks

Market Risk.  The market value of a security may decline due to general market conditions that are not specifically related to a particular company, including real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally.  A security’s market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Risk of Short Sales.  The Fund may sell a security short by borrowing it from a third party and selling it at the then-current market price.  The Fund is then obligated to buy the security on a later date so it can return the security to the lender.  Short sales therefore involve the risk that the Fund will incur a loss by subsequently buying a security at a higher price than the price at which the Fund previously sold the security short.  Moreover, because the Fund’s loss on a short sale arises from increases in the value of the security sold short, the extent of such loss, like the price of the security sold short, is theoretically unlimited.  The Fund may not always be able to close out a short position at a particular time or at an acceptable price.  The Fund may not always be able to borrow a security the Fund seeks to sell short at a particular time or at an acceptable price.  Thus, there is a risk that the Fund may be unable to fully implement its investment strategy due to a lack of available stocks.  It is possible that the market value of the securities the Fund holds in long positions will decline at the same time that the market value of the securities the Fund has sold short increases, thereby increasing the Fund s potential volatility.

Issuer Risk.  The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s products or services.

Stock Selection Risk.  Although the Fund seeks to manage risk by diversifying among sectors and industries, under normal circumstances, the Fund invests in approximately 25-30 companies.  As a result of the relatively small number of companies in which the Fund generally invests, a change in the value of any single investment held by the Fund may affect the overall value of the Fund more than it would affect a fund that invests in a larger number of companies.

Foreign Investment Risk.  To the extent the Fund invests in foreign securities, the Fund’s performance will be influenced by political, social and economic factors affecting investments in foreign companies.  Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

Foreign Currency Risk.  Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U. S. dollar, or in the case of hedged positions, that the U. S. dollar will decline relative to the currency being hedged.  Currency rates in foreign countries may fluctuate significantly over short periods of time.  A decline in the value of foreign currencies relative to the U. S. dollar will reduce the value of securities held by the Fund and denominated in those currencies.  Foreign currencies also are subject to risks caused by inflation, interest rates, budget deficits and low savings rates, political factors and government controls.  The Fund does not seek to use foreign currency transactions for investment purposes.  Instead, foreign currency transactions are employed to enable the Fund to settle non-U. S. dollar denominated transactions in the appropriate currency.

Other Potential Risks.  Under adverse market conditions, the Fund could invest some or all of its assets in U. S. Treasury securities and money market securities, or hold cash.  Although the Fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market.  During such periods, the Fund may not achieve its investment objective.

Short-Term Trading Risk.  The Fund will engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the Fund’s after-tax performance.

PORTFOLIO HOLDINGS

A complete description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information (SAI) ; and on the Fund’s web site at www.piplp.com .

MANAGEMENT, ORGANIZATION, AND CAPITAL STRUCTURE

Investment Adviser

The investment adviser to the Fund is Philadelphia Investment Partners, LLC, a New Jersey limited liability company located at 1233 Haddonfield – Berlin Rd, Suite #7, Voorhees, NJ 08043.  The Adviser is a registered investment adviser founded in 2000.  The primary business activity of the Adviser is providing investment advisory services to hedge funds and separate accounts.   This is the Adviser’s first mutual fund.   As of December 31, 2010, the Adviser managed approximately $74 million in assets.

The Adviser is responsible for the management of the Fund’s day-to-day operations.  For its services, the Fund will pay the Adviser an investment advisory fee, computed daily and payable monthly (in arrears) at an annual rate of 1.49% of the average daily net assets held in the Fund.

In the interest of limiting Fund expenses, the Adviser has entered into a contractual expense limitation agreement with the Trust.  Pursuant to the expense limitation agreement, the Adviser has agreed reduce its fees and/or reimburse expenses in order to limit the Fund’s Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, acquired fund fees and expenses, short sale dividends and financing costs associated with the use of the cash proceeds on securities sold short, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to an annual rate of 1.96% of the Fund’s average net assets.  To the extent that the Fund incurs any excluded expenses, the net expenses will exceed 1.96%.  This expense limitation agreement will have a term ending one (1) year after the effective date of the Fund’s registration statement on Form N-1A (i.e., until April ___ , 2012).  To the extent that the Adviser reduces its fees and/or reimburses expenses to satisfy the expense limitation, it may seek repayment of a portion or all of such amounts at any time within three years after such amounts were reduced or reimbursed, subject to the 1.96% expense cap.  This expense limitation agreement may be terminated prior to April ___ , 2012 only with the consent of the Trust’s Board of Trustees.

A discussion regarding the basis for the Board of Trustee’s approving of the Fund’s investment advisory agreement with the Adviser will be available in the Fund’s first report to its shareholders.

Portfolio Manager

Peter C. Zeuli is the individual primarily responsible for the day to day management of the Fund’s investment portfolio.  Mr. Zeuli is President and Founder of the Adviser.  He founded the Adviser in early 2000 with the goal of providing both individual and institutional investors value-added investment advice through Philadelphia Investment Partners, LLC’s proprietary asset allocation models.  Mr. Zeuli graduated from Villanova University with a degree in Economics.  He is a holder of the Chartered Financial Analyst designation.  He is Member of the CFA Institute and CFA Society of Philadelphia.

The Fund’s Statement of Additional Information (“SAI”) provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of Fund shares.

Organization and Capital Structure

The Fund is a series of a trust also named Philadelphia Investment Partners New Generation Fund (the “Trust”).  Currently, the Fund is the only series of the Trust.

YOUR INVESTMENT

Pricing of Fund Shares

The Fund’s net asset value (“NAV”) is calculated once daily at the close of regular trading hours on the New York Stock Exchange (the “NYSE”) (generally 4:00 p.m. Eastern time) on each day the NYSE is open.  The NYSE is currently closed on weekend days and on New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

The NAV is determined by totaling the value of all portfolio securities, cash and other assets held by the Fund, and subtracting from that total all liabilities, including accrued expenses.  The total NAV is divided by the total number of shares outstanding to determine the NAV of each share.

The Fund’s securities are valued at current market prices.  Investments in securities traded on a principal exchange (U. S. or foreign) and on the NASDAQ National Market System are valued at the last reported sales price on the exchange on which the securities are traded as of the close of business on the day the securities are being valued or, lacking any sales, at the average of the bid and ask price on the valuation date.   Securities for which market values are not readily available, or for which the Adviser believes the market value is unreliable (including, for example, certain foreign securities, thinly-traded securities, or when there is a particular event that may affect the value of a security), are valued by the Adviser at their fair values pursuant to guidelines established by the Board of Trustees, and under the ultimate oversight of the Board of Trustees.  Short-term fixed income securities with remaining maturities of 60 days or less are valued at amortized cost.

Options and futures contracts traded on a securities exchange or board of trade generally are valued at the last reported sales price or, in the absence of a sale, at the closing mid-market price on the principal exchange where they are traded.  Options on indices are valued at the closing mid-market price.  If such prices are not available, options and futures contracts are valued by the Adviser, pursuant to guidelines established by the Board of Trustees and under the ultimate oversight of the Board of Trustees, at their fair values based on quotations from dealers, and if such quotations are not available, based on factors in the markets where such securities and derivatives trade, such as security and bond prices, and interest rates.

Fair Value Pricing

The Trust has a policy that contemplates the use of fair value pricing to determine the NAV per share of the Fund when market prices are unavailable as well as under special circumstances, such as: (i) if the primary market for a portfolio security suspends or limits trading or price movements of the security; and (ii) when an event occurs after the close of the exchange on which a portfolio security is principally traded that is likely to have changed the value of the security.

When the Trust uses fair value pricing, the Adviser will act pursuant to guidelines established by the Board of Trustees and under the ultimate oversight of the Board of Trustees ..   Securities are valued at fair value generally on the basis of valuations furnished by pricing services, which determine valuations for normal, institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders.  Using fair value to price securities may result in a value that is different from a security’s most recent closing price and from the prices used by other mutual funds to calculate their net asset values.  Foreign securities held by the Fund may trade on days when the Fund does not calculate its NAV and thus may affect the Fund’s NAV on days when investors have no access to the Fund.

Investments in foreign securities and small-capitalization equity securities may provide short-term traders arbitrage opportunities with respect to the Fund’s shares.  For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the Fund calculates its NAV.   The Fund may use fair value pricing more frequently for securities primarily traded in non-U. S. markets because, among other things, most foreign markets close well before the Fund values its securities.  The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim.   If short-term investors in the Fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of Fund shares held by long-term investors.  Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the Fund’s NAV by short-term traders.  While the Fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts.

Buying Shares

The Fund offers only one class of shares.  You will pay a sales charge of up to 4.75% to invest in shares of the Fund.  The Fund’s offering price per share is based upon the daily NAV of its shares.  The Fund’s offering price is the NAV per share plus a front-end sales charge.  The front-end sales charge provides payment to brokers or the underwriter of the Fund.  This Fund does not have any distribution (i.e., Rule 12b-1) charges.  The front-end sales charge you pay depends on the dollar amount invested.

In General.   Individual Accounts generally may be opened by contacting Mutual Shareholder Services, LLC at 1 (888) 686-2729.

The minimum initial investment in the Fund through an Individual Account is $2,500 for non-qualified accounts and $1,000 for IRA accounts, and the minimum for subsequent investments is $100.  You may purchase additional shares for an Individual Account by mail, wire, electronic check or TeleTransfer, or automatically.

Mail.  To purchase additional shares by mail, fill out a completed Fund application and a check with your account number written on it to:

Philadelphia Investment Partners New Generation Fund

c/o Mutual Shareholder Services, LLC

800 Town Centre Drive

Suite 400

Broadview Heights, OH 44147

Make checks payable to: Philadelphia Investment Partners New Generation Fund

Wire.  To purchase additional shares by wire, contact Mutual Shareholder Services, LLC at 1 (888) 686-2729 for detailed instructions.

Electronic check.  To purchase additional shares by electronic check, which will transfer money out of your bank account, follow the instructions for purchases by wire, which may be obtained by calling Mutual Shareholder Services, LLC at 1 (888) 686-2729.  Your transaction is entered automatically, but may take up to eight business days to clear.  Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TeleTransfer.  To purchase additional shares through TeleTransfer call 1 (888) 686-2729 to request your transaction.

Automatically.  Call us at 1 (888) 686-2729 to request a form to add any automatic investing service.  Complete and return the forms along with any other required materials.  These services are available only for holders of Individual Accounts.  See “Individual Account Services and Policies.”

IRAs.  For information on how to purchase additional shares for IRA accounts, call 1 (888) 686-2729, consult your financial representative, or refer to the SAI.

Selling Shares

You may sell (redeem) your shares on any day that the NYSE is open for business. ..  Your shares will be sold at the next NAV calculated after your order specifying the information described below under “Information Required for a Sell Order” is received by the Fund’s transfer agent or other authorized entity.  Your order will be processed promptly and you will generally receive the proceeds within 7 days.  In the event your redemption is subject to a redemption fee, such redemption fee will be imposed on the amount of the redemption that is subject to such redemption fee.

A 2.00% redemption fee is imposed on any shares redeemed within 60 days of their initial purchase.  This redemption fee applies to all shareholders and accounts.  The redemption fee is equal to 2.00% of the redemption proceeds; however, no redemption fee is imposed on the redemption of shares representing reinvested dividends or capital gains distributions, or on amounts representing the capital appreciation of shares.  In determining the amount of any redemption fee, the shares having been held the longest in the account are considered redeemed first.  Redemption fees are retained by the Fund.  This redemption fee is meant to prevent short-term trading in the Fund and to offset any transaction and other costs associated with short-term trading.

Information Required for a Sell Order:

You may sell (redeem) shares in writing, or by telephone, wire or TeleTransfer, or automatically by providing the following information:

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your name(s),

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your signature(s) where applicable,

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your account number,

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the fund name,

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the dollar amount you want to sell or the number of shares you wish to sell,

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how and where to send the proceeds.

Before selling shares recently purchased by check, please note that the Fund will send redemption proceeds to the investor upon clearance of the check, which may take up to 15 days from the date of purchase.

In writing .  Some circumstances require signature guarantees.  These are:

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amounts of $10,000 or more on accounts whose address has been changed within the last 30 days,

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requests to send the proceeds to a different payee or address.

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud.  You can obtain one from most banks or securities dealers, but not from a notary public.  For joint accounts, each signature must be guaranteed.  Please call us to ensure that your signature guarantee will be processed correctly.

You may sell (redeem) shares by writing a letter of instruction.  The letter of instruction should include the information set forth above under “Information Required for a Sell Order.”

Obtain a signature guarantee or other documentation, if required.  Mail your request to:

Philadelphia Investment Partners New Generation Fund

c/o Mutual Shareholder Services, LLC

800 Town Centre Drive

Suite 400

Broadview Heights, OH 44147

Telephone .  Unless you have declined telephone privileges on your account application, you may also redeem your shares by telephone (maximum $250,000 per day) by calling 1 (888) 686-2729.  A check will be mailed to your address of record.

Wire or TeleTransfer .  To sell (redeem) shares by wire or TeleTransfer (minimum $1,000 and $500, respectively; maximum $500,000 for joint accounts every 30 days), call 1 (888) 686-2729 to request your transaction.  Be sure the Fund has your bank account information on file.  Proceeds will be sent to your bank by wire for wire redemptions and by electronic check for TeleTransfer redemptions.

IRAs .  For information on how to sell (redeem) shares held in IRA accounts, call 1 (888) 686-2729, consult your financial representative, or refer to the SAI.

Additional Purchase and Redemption Information

Qualified Employee Benefit Plan Accounts .

Persons who hold Fund shares through Qualified Employee Benefit Plan Accounts should contact their plan sponsor or administrator for information concerning purchasing and selling (redeeming) Fund shares.  The policies and fees applicable to these accounts may differ from those described in this prospectus, and different minimum investments or limitations on buying and selling shares may apply.

Purchases and Redemptions Through Investment Advisory Firms .

Clients of investment advisory firms that purchase Fund shares on behalf of their high-net-worth and related clients should contact their financial advisor directly for information concerning purchasing and selling (redeeming) Fund shares.  Investment advisory firms may impose policies, limitations (including with respect to buying and selling Fund shares) and fees on their clients that are different from those described in this prospectus.

Individual Account Services and Policies

The services and privileges described in this section are available only to holders of Individual Accounts.

Automatic Services.  Buying or selling shares automatically is easy with the services described below.  With each service, you select a schedule and amount, subject to certain restrictions.  You can set up most of these services with your application, or by calling your financial representative or 1 (888) 686-2729.

For investing
Automatic Investment Plan	For making automatic investments from a designated bank account.
Payroll Savings Plan	For making automatic investments through a payroll deduction.
Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government checks.
Dividend Sweep	For automatically reinvesting the dividends and distributions from the Fund.

For selling shares
Automatic Withdrawal Plan	For making regular withdrawals from the Fund.

GENERAL POLICIES

Teleservice Privilege.   Unless you decline teleservice privileges on your application, the Fund’s transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine.  You may be responsible for any fraudulent telephone or online order as long as the Fund’s transfer agent takes reasonable measures to confirm that instructions are genuine.

The Fund reserves the right to:

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change its minimum or maximum investment amounts,

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delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading),

●

refuse any purchase request, including those from any individual or group who, in the investment adviser’s view, is likely to engage in frequent trading.

Customer Identification Program

Federal regulations require that the Fund obtain certain personal information about you when opening a new account.  As a result, the Fund must obtain the following information for each person that opens a new account:

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Name;

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Date of birth (for individuals);

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Residential or business street address (although post office boxes are still permitted for mailing); and

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Social Security number, taxpayer identification number, or other identifying number.

You may also be asked for a copy of your driver’s license, passport, or other identifying document in order to verify your identity.  In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database.  Additional information may be required to open accounts for corporations and other entities.

After an account is opened, the Fund may restrict your ability to purchase additional shares until your identity is verified.  The Fund also may close your account or take other appropriate action if they are unable to verify your identity within a reasonable time.

If your account is closed for this reason, your shares will be redeemed at the NAV next calculated after the account is closed.

The Fund has delegated its responsibilities for obtaining and verifying this identification information to its Transfer Agent.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Frequent trading of Fund shares may lead to increased costs to the Fund and less efficient management of the Fund’s portfolio, potentially resulting in dilution of the value of the shares held by long-term shareholders.   The Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders.   Accordingly, purchases that the Fund, the A dviser or the Fund’s distributor has determined could involve actual or potential harm to the Fund may be rejected.   The Trust generally expects to inform any persons that their purchase has been rejected within one business day.  The rejected purchase will be promptly returned.

More than four roundtrips within a rolling 12-month period are generally considered to be frequent trading.  A roundtrip consists of an investment that is substantially liquidated within 60 days.  Based on the facts and circumstances of the trades, the Fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Short-term trading of shares of the Fund by investors can adversely impact the Fund due to the increased administrative costs of managing the Fund’s portfolio.  A 2.00% redemption fee is imposed on any shares redeemed within 60 days of their initial purchase.  This redemption fee applies to all shareholders and accounts.  The redemption fee is equal to 2.00% of the redemption proceeds; however, no redemption fee is imposed on the redemption of shares representing reinvested dividends or capital gains distributions, or on amounts representing the capital appreciation of shares.  In determining the amount of any redemption fee, the shares having been held the longest in the account are considered redeemed first.  Redemption fees are retained by the Fund.  This redemption fee is meant to prevent short-term trading in the Fund and to offset any transaction and other costs associated with short-term trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, automatic non-discretionary rebalancing programs, and minimum required retirement distributions generally are not considered to be frequent trading.

The Adviser monitors selected transactions to identify frequent trading.  When multiple roundtrips are identified, the Adviser evaluates trading activity in the account for evidence of frequent trading.  The Adviser considers the investor’s trading history in other accounts under common ownership or control.  These evaluations involve judgments that are inherently subjective, and while the Adviser seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently.  In all instances, the Adviser seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests.  If the Adviser concludes the account is likely to engage in frequent trading, the Adviser may cancel or revoke the purchase on the following business day.  The Adviser may also temporarily or permanently bar such investor’s future purchases into the Fund in lieu of, or in addition to, canceling or revoking the trade.  At its discretion, the Adviser may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and Qualified Employee Benefit Plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated.  The Adviser’s ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited.  However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus and to provide the Adviser, upon request, with information concerning the trading activity of investors whose shares are held in omnibus accounts.  If the Adviser determines that any such investor has engaged in frequent trading of Fund shares, the Adviser may require the intermediary to restrict or prohibit future purchases or exchanges of Fund shares by that investor.

Although the Fund’s frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminate the potential for frequent trading.  Apart from trading permitted or exceptions granted in accordance with the Fund’s policies and procedures, the Fund does not accommodate, nor does it have any arrangement to permit, frequent purchases and redemptions of Fund shares.

DISTRIBUTIONS AND TAXES

The Fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends.  The Fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions.  The Fund normally pays dividends and capital gain distributions annually.  Any such dividends or distributions will be reinvested in the Fund unless you instruct otherwise.  There is no sales or other charge in connection with the reinvestment of dividends and capital gains distributions.

Distributions paid by the Fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account).  For federal tax purposes, in general, certain Fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income.  Other Fund distributions, including dividends from U. S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

A dividend or capital gains distribution declared by the Fund in October, November or December, but paid in January of the following year, will be considered to be paid on December 31st of the year it was declared.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value.  The tax status of any distribution generally is the same regardless of how long you have been in the Fund and whether you reinvest your distributions or take them in cash.

If you buy shares of the Fund when the Fund has realized but not yet distributed income or capital gains, you will be “buying a dividend” by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares may result in a capital gain or loss for tax purposes.  A capital gain or loss on your investment in the Fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the Fund.  Because everyone’s tax situation is unique, please consult your tax advisor before investing.

SALES LOADS

General.  Purchases of the Fund’s shares are subject to a front-end sales charge of up to 4.75% of the total purchase price; however, sales charges may be reduced for large purchases as indicated below.  Sales charges are not imposed on shares that are purchased with reinvested dividends or other distributions.  The table below indicates the front-end sales charge as a percentage of both the offering price and the net amount invested.  The term “offering price” includes the front-end sales charge.

Sales Charge Schedule
Amount of Purchase	Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	Maximum Dealer Commission (as a percentage of offering price)
Less than $25,000	4.75%	4.50%
$25,000 but less than $100,000	4.50%	4.25%
$100,000 but less than $250,000	3.75%	3.50%
$250,000 but less than $500,000	3.00%	2.75%
$500,000 but less than $1,000,000	2.00%	2.00%
$1,000,000 or more	0.00%****	1.00%

**** No sales charge is payable at the time of purchase on the purchase on investments of $1 million or more.

The Fund’s front-end sales charges may not apply to Fund purchases by or through:

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Employees of Philadelphia Investment Partners, LLC and its subsidiaries and members of the employees’ immediate families; and members of (and nominees to) the Board of Trustees.

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Broker-dealers and other financial institutions (including registered investment advisors and financial planners) that have entered into a selling agreement with the Fund’s principal underwriter (or otherwise have an arrangement with a broker-dealer or other financial institution with respect to sales of Fund shares), on behalf of clients participating in a fund supermarket, wrap program, or other program in which clients pay a fee for advisory services, executing transactions in Fund shares, or for otherwise participating in the program.

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Employees of broker-dealers and other financial institutions (including registered investment advisors and financial planners) that have entered into a selling agreement with the Fund’s principal underwriter (or otherwise have an arrangement with a broker-dealer or other financial institution with respect to sales of Fund shares), and their immediate family members, as allowed by the internal policies of their employer.

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Insurance company separate accounts.

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Reinvestment of capital gain distributions and dividends.

Although the Fund may use financial firms that sell Fund shares to make transactions for the Fund’s portfolio, the Fund and the Adviser do not consider the sale of Fund shares as a factor when choosing financial firms to effect those transactions.

SHAREHOLDER SERVICE PLAN

The Fund has adopted a shareholder servicing plan that provides that the Fund may pay financial intermediaries and the Adviser for shareholder services in an annual amount not to exceed 0.25% based on average daily net assets.  The Fund does not pay these service fees unless the purchase is through a financial intermediary who has signed a shareholder servicing agreement with the Fund.  In addition to payments made directly to financial intermediaries by the Fund, the Adviser or its affiliates may, at their own expense, pay financial intermediaries for these and other services to Fund shareholders.

FINANCIAL HIGHLIGHTS

As of the date of this prospectus, the Fund had not yet commenced operations.  Accordingly, there are no financial highlights yet available.

FOR MORE INFORMATION

Philadelphia Investment Partners New Generation Fund

More information on this Fund is available free upon request, including the following:

Statement of Additional Information (SAI)

Provides more details about the Fund and its policies.  A current SAI is available at www.piplp.com and is on file with the Securities and Exchange Commission (the “SEC”).  The SAI is incorporated by reference (i.e., it is legally considered part of this prospectus).

Shareholder Reports

Additional information about the Fund’s investments will be available in the Fund’s annual and semi-annual reports to shareholders.  As of the date of this Prospectus, annual and semi-annual reports are not yet available because the Fund has not commenced operations.  When available, the Fund’s annual report to shareholders will include a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last year.

How to Obtain Documents

You may obtain free copies of the Fund’s annual and semi-annual reports, when available, and the SAI by calling 1 (888) 686-2729.  In the future, you will be able to obtain copies of the Fund’s shareholders reports and SAI at the following website address:  www. piplp. com.

You may also review and copy information about the Fund, including shareholder reports and the SAI, at the Public Reference Room of the SEC in Washington, D. C.  You may obtain information about the operations of the SEC’s Public Reference Room by calling the SEC at 1-202-551-8090.  You may obtain copies of reports and other information about the Fund for a fee, by electronic request at publicinfo@sec.gov or by writing the SEC’s Public Reference Section.

(Investment Company Act File No. 811-22395)